Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482 8260

www.eatonvance.com

November 13, 2020

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Investment Trust (the “Registrant”) on behalf of:

Eaton Vance Floating-Rate Municipal Income Fund (the “Fund”)

Post-Effective Amendment No. 79 (1933 Act File No. 033-01121)

Amendment No. 82 (1940 Act File No. 811-04443) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on November 2, 2020 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: Please confirm with Electronic Data Gathering, Analysis and Retrieval (EDGAR) Filer Support that the EDGAR codes are correct for each existing class of the Fund and will be updated to reflect the addition of Advisers Class shares.

Response: The Registrant so confirms.

  Comment: Please confirm that the Annual Fund Operating Expenses table does not require a line item for Acquired Fund Fees and Expenses.

Response: The Registrant so confirms.

  Comment: The Staff notes that the Registrant has included a footnote to the Annual Fund Operating Expenses table stating that “Other Expenses” have been estimated for Advisers Class shares. Please explain supplementally the reason for including the footnote.

Response: The referenced footnote has been removed.

4.	Comment: The Staff notes that, according to the language included in the Principal Investment Strategies section of the Fund’s Prospectus, the Fund may invest up to 25% of its net assets in municipal obligations rated below investment grade and in unrated municipal obligations considered to be of comparable quality by the investment adviser (“below investment grade securities”). Please explain supplementally how the Fund has determined that its investment strategy is appropriate for the open-end fund structure. The Registrant’s response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Rule 22e-4”).

Response: As contemplated by Rule 22e-4, Eaton Vance Management ("EVM"), as administrator of the Fund’s Liquidity Risk Management Program ("Program"), conducted an initial assessment of the Fund’s liquidity risk in connection with the Program’s implementation and has since conducted annual reviews of the Fund’s liquidity risk, as well as monthly reviews of certain liquidity-related metrics.

The initial liquidity risk assessment for the Fund included consideration of the liquidity risk factors described in the adopting release for Rule 22e-4 as applicable. In its assessment, EVM took into consideration, among other things, the Fund’s investment strategies and principal investments; flow trends in the Fund and in other EVM sponsored funds that invest in similar asset classes; the Fund’s historical experience in meeting redemptions; concentrated ownership positions in Fund shares; the liquidity classifications of the Fund’s holdings, including its cash and cash equivalents and illiquid investments; and the Fund’s use of derivatives (including related counterparty exposure). Subsequent annual reviews of the Fund’s liquidity risk have focused on similar factors, and monthly reviews of the Fund’s liquidity-related metrics have included analysis of the Fund’s flow trends, concentrated ownership positions, liquidity classification of the Fund’s investments and use of the Fund’s credit facility, among other items.

The Registrant notes that the Fund has not experienced any liquidity issues that were required to be reported to its Board or to the Commission under Rule 22e-4 since the implementation of its Liquidity Risk Management Program and that as of October 30, 2020, investments representing 99.81% of the Fund’s total net assets were classified as highly liquid investments, as defined under Rule 22e-4. Based on its initial assessment and subsequent reviews, EVM has concluded that the Fund’s investments and strategies are appropriate for an open-end structure.

5.	Comment: Please confirm whether the Fund intends to invest in leveraged loans. If so, please disclose in the Fund’s Prospectus that it may take longer than seven days for transactions in leveraged loans to settle, which means it could take significant time for the Fund to receive the proceeds of a sale of its investments in leveraged loans. Please also address how the Fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Registrant supplementally confirms that the Fund does not invest in leveraged loans.

6.	Comment: Please confirm supplementally how much the Fund invests in hedge funds and/or private equity funds that rely on the exception from registration as investment companies contained in section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: The Registrant supplementally confirms that the Fund does not invest in hedge funds and/or private equity funds that rely on the exception from registration as investment companies contained in section 3(c)(1) or section 3(c)(7) of the 1940 Act.

7.	Comment: The Staff notes the inclusion of the following disclosure under “Research Process” in the “Investment Objective and Principal Policies and Risks” section of the Prospectus:

The Fund’s portfolio management utilizes the information provided by, and the expertise of, the research staff of the investment adviser and its affiliates in making investment decisions. As part of the research process, portfolio management may consider financially material environmental, social and governance (“ESG”) factors. Such factors, alongside other relevant factors, may be taken into account in the Fund’s securities selection process.

Please confirm whether the consideration of ESG factors in making investment decisions is a principal investment strategy for this Fund. If so, please provide additional detail regarding how the Fund evaluates an investment’s ESG characteristics.

Response: The Registrant notes that the Fund is not an ESG-themed fund and does not incorporate ESG factors as part of its principal investment strategies. The use of financially material ESG factors in the security selection process is one component among many factors that have been integrated into the research process available to funds advised by the Fund’s Adviser and its affiliates. Accordingly, while the use of financially material ESG factors is not a principal strategy of the Fund, the Registrant believes the inclusion of this disclosure as “other information” pursuant to General Instruction C(3)(b) is appropriate.

The Registrant further notes that, while the potential positive or negative effects of financially material ESG factors are considered as one of many factors in the Adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus on any particular ESG issue and does not screen, for inclusion or exclusion, securities or issuers based on these factors. The Adviser’s analysis of financially material ESG factors is based on proprietary research used by the Adviser and its affiliates, and not directly drawn from any index or third party organization.

8.	Comment: The Staff notes that disclosure under “General” in the “Investment Objective and Principal Policies and Risks” section of the Prospectus states, “The Fund’s 80% Policy only may be changed with shareholder approval.” The following disclosure is also included under the “Principal Investment Strategies” section of the Fund summary:

Under normal market circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations that are exempt from regular federal income tax. Under normal market circumstances, the Fund also invests at least 80% of its total assets in (i) municipal floating-rate bonds or obligations and (ii) fixed-rate municipal obligations with respect to which the Fund enters into agreements to swap the fixed rate for a floating rate (the “80% Policy”).

Please clarify which of the above referenced policies may only be changed with shareholder approval.

Response: The Fund confirms that shareholder approval is only required to amend the first policy referenced above and has amended disclosure under ”Principal Investment Strategies” in the Fund Summary as follows:

Under normal market circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations that are exempt from regular federal income tax (the “80% Policy”). Under normal market circumstances, the Fund also invests at least 80% of its total assets in (i) municipal floating-rate bonds or obligations and (ii) fixed-rate municipal obligations with respect to which the Fund enters into agreements to swap the fixed rate for a floating rate ~~(the “80% Policy”)~~.

9.	Comment: Please confirm compliance with the FAST ACT requirements, which includes hyperlinks to documents which are incorporated by reference in the filing.

Response: The Fund so confirms.

10.	Comment: The Staff notes that the Consent of Independent Registered Public Accounting Firm (“Consent”) was not included in the Amendment. Please file the Consent as an exhibit to the Fund’s subsequent amendment to its Registration Statement.

Response: The Fund will file a Consent as an exhibit to the Fund’s subsequent amendment to its Registration Statement made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “Securities Act”) (“485(b) Filing”).

11.	Comment: The Staff notes that disclosure on page 5 of the Fund’s Statement of Additional Information (“SAI”) states:

Notwithstanding its investment policies and restrictions, the Fund may, in compliance with the requirement of the 1940 Act, invest: (i) all of its investable assets in an open-end management investment company with substantially the same investment objective(s), policies and restriction as the Fund; or (ii) in more than one open-end management investment company sponsored by Eaton Vance or its affiliates, provided any such company has investment objective(s) policies and restrictions that are consistent with those of the Fund.

In addition, to the extent a registered open-end investment company acquires securities of a fund in reliance on Section 12(d)(1)(G) under the 1940 Act, such acquired fund shall not acquire any securities of a registered open-end investment company in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) under the 1940 Act.

Please describe supplementally how the Fund intends to make use of Rule 12d1-4 under the 1940 Act (“Rule 12d1-4”).

Response: The Fund has no current intention to rely on Rule 12d1-4 but reserves the right to do so in the future.

12.	Comment: The Staff notes that the Fund’s policy not to invest 25% or more of its total investments in any one industry (“Concentration Policy”) is included in a different location than the Fund’s other fundamental policies, which are enumerated on page 5 of the Fund’s SAI. Please confirm that the Concentration Policy is a fundamental policy and explain supplementally the reason for its placement.

Response: The Fund confirms that its Concentration Policy is fundamental and will be added to the enumerated list of fundamental policies in the subsequent amendment to its Registration Statement made pursuant to Rule 485(a) of the Securities Act (“485(a) Filing”).

13.	Comment: For each of the Registrant’s Interested Trustees listed on page 7 of the Fund’s SAI, please state in a footnote the reason(s) that such Trustee is considered to be an “interested person” of the Registrant, as that term is defined in the 1940 Act.

Response: The Registrant notes that the following disclosure is included under “Principal Occupation(s) During the Past Five Years and Other Relevant Experience” with respect to Mr. Faust, who is currently the only Interested Trustee of the Registrant, “Mr. Faust is an interested person because of his positions with BMR, Eaton Vance, EVC, EVD and EV, which are affiliates of the Trust.” Instruction 2 to Item 17(a)(1) of Form N-1A states that the relationship, events, or transactions by reason of which a director is an interested person may be described “in a footnote or otherwise.” The Registrant therefore respectfully declines to make any additional changes in response to this comment.

14.	Comment: Under Item (h)(5)(b) of the Registrant’s Part C, the Registrant states that it will file by Amendment an Amended Schedule A to the Expense Waivers/Reimbursements Agreement dated July 31, 2016 as amended and effective May 1, 2019. The Staff notes that no such expense waiver or reimbursement is reflected in the Fund’s Annual Fund Operating Expenses table. Please explain supplementally the reason for including this item in the Part C.

Response: The Registrant confirms that there is currently no expense waiver or reimbursement applicable to the Fund; the referenced Amended Schedule A was filed as Exhibit (h)(8)(b) to Post-Effective Amendment No. 77 of the Registrant filed July 27, 2020 (Accession No. 0000940394-20-001146) and will be incorporated by reference into the subsequent 485(a) Filing.

15.	Comment: The Staff notes that Rule 483(b) under the Securities Act states that “[I]f the name of any officer signing on behalf of the registrant, or attesting the registrant's seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.” Please confirm that such certified copies of the board resolution authorizing the signature of the Registrant’s president will be filed as an exhibit to a subsequent amendment to the Fund’s registration statement.

Response: The Registrant confirms that such certified copies of the referenced board resolution will be filed as an exhibit to the subsequent 485(b) Filing.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6573.

Very truly yours,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin, Esq.

Assistant Vice President